UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of November 2007
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.

(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      ☒  Form 20-F                                                         ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐   Yes                                                        ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

     Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated November 7, 2007.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Yaniv Baram Name: Yaniv Baram Title: Corporate Secretary

Dated: November 7, 2007

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated November 7, 2007.

Exhibit 1

Tadiran Communications to be merged with Elbit Systems

Haifa, Israel, November 7, 2007 – Elbit Systems Ltd. (NASDAQ: ESLT) announced that its board of directors, as well as the board of directors of its wholly-owned subsidiary Tadiran Communications Ltd., have approved a plan to merge Tadiran Communications into Elbit Systems Ltd.

Pursuant to the merger plan, Tadiran Communications will be merged into Elbit Systems and will cease to exist as an independent legal entity. Moreover, a new, wholly-owned Elbit Systems subsidiary, Elbit Systems Land and C4I – Tadiran Ltd., will assume Tadiran Communications' Israeli operations as well as those of Elbit Systems' Land and C4I Division, all in accordance with the merger plan.

The merger plan will be submitted to the Israeli Companies Registrar for approval. Subject to receipt of the Companies Registrar’s and other applicable approvals, the merger is expected to take place at the beginning of 2008.

Joseph Ackerman, President and CEO of Elbit Systems, said: “The synergic activities of Tadiran Communications with those of the rest of the Elbit Systems Group are already bearing fruit. We expect that the establishment of the new merged company will provide further business opportunities due to the ability to offer more comprehensive and competitive solutions to existing and new customers.”

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios.  The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

Contacts:

Company Contact:

Joseph Gaspar, Corporate VP & CFO

Dalia Rosen, Director of Corporate Communications
Elbit Systems Ltd
Tel: +972-4-8316663
Fax: +972-4-8316944

E-mail: gspr@elbit.co.il
daliarosen@elbit.co.il

IR Contact: Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-646-201-9246 Fax: + 972-3-607-4711 E-mail: info@gkir.com

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS (WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) REGARDING ELBIT SYSTEMS LTD. AND/OR COMPANIES IN THE ELBIT SYSTEMS GROUP, TO THE EXTENT SUCH STATEMENTS DO NOT RELATE TO HISTORICAL OR CURRENT FACT. FORWARD LOOKING STATEMENTS ARE BASED ON MANAGEMENT’S EXPECTATIONS, ESTIMATES, PROJECTIONS AND ASSUMPTIONS. FORWARD-LOOKING STATEMENTS ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, AS AMENDED. THESE STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE CERTAIN RISKS AND UNCERTAINTIES, WHICH ARE DIFFICULT TO PREDICT. THEREFORE, ACTUAL FUTURE RESULTS, PERFORMANCE AND TRENDS MAY DIFFER MATERIALLY FROM THESE FORWARD-LOOKING STATEMENTS DUE TO A VARIETY OF FACTORS, INCLUDING, WITHOUT LIMITATION: SCOPE AND LENGTH OF CUSTOMER CONTRACTS; GOVERNMENTAL REGULATIONS AND APPROVALS; CHANGES IN GOVERNMENTAL BUDGETING PRIORITIES; GENERAL MARKET, POLITICAL AND ECONOMIC CONDITIONS IN THE COUNTRIES IN WHICH THE ELBIT SYSTEMS GROUP OPERATES OR SELLS, INCLUDING ISRAEL AND THE UNITED STATES AMONG OTHERS; DIFFERENCES IN ANTICIPATED AND ACTUAL PROGRAM PERFORMANCE, INCLUDING THE ABILITY TO PERFORM UNDER LONG-TERM FIXED-PRICE CONTRACTS; AND THE OUTCOME OF LEGAL AND/OR REGULATORY PROCEEDINGS. THE FACTORS LISTED ABOVE ARE NOT ALL-INCLUSIVE, AND FURTHER INFORMATION IS CONTAINED IN ELBIT SYSTEMS LTD.’S LATEST ANNUAL REPORT ON FORM 20-F, WHICH IS ON FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. ALL FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS RELEASE. ELBIT SYSTEMS DOES NOT UNDERTAKE TO UPDATE ITS FORWARD-LOOKING STATEMENTS.